Sticker dated April 30, 2009 to Prospectus dated March 20, 2009

The prospectus for Atlas Resources Public #18-2008 Program consists of this sticker, the prospectus dated March 20, 2009 and Cumulative Supplement No. 1 dated April 30, 2009.  The purpose of the supplement is to update the status of the offering, discuss the extension of the natural gas contracts for the partnerships’ primary drilling areas, discuss the proposed transfer of Atlas Pipeline Partners’ gathering system in the Appalachian Basin where it is anticipated the partnerships’ Marcellus Shale wells will be drilled, update “Management” concerning the proposed merger of a subsidiary of Atlas America, Inc. with Atlas Energy Resources, LLC and replacement of an ATN independent director, and update the 2009 exemption for the alternative minimum tax.

This sticker and Cumulative Supplement No. 1 form a part of, and must be accompanied or preceded by, the prospectus.

Atlas Resources Public #18-2008 Program

Cumulative Supplement No. 1
to the
Prospectus dated March 20, 2009

April 30, 2009

This cumulative supplement forms a part of, and must be accompanied or preceded by, the prospectus.  You should carefully review the prospectus and this cumulative supplement before subscribing for units. This cumulative supplement supersedes Supplement No. 1 dated April 6, 2009.

The purposes of this supplement are to:
•	update the status of the offering;

•	discuss the extension of the natural gas contracts for the partnerships’ primary drilling areas;

•	discuss the proposed transfer of Atlas Pipeline Partners LP’s gathering system in the Appalachian Basin where it is anticipated the partnerships’ Marcellus Shale wells will be drilled;

•	update “Management” concerning the replacement of an ATN independent director; and

•	update the 2009 exemption for the alternative minimum tax.

Status of the Offering.  The program is currently offering units in Atlas Resources Public #18-2009(B) L.P. (the “2009(B) Partnership”), which received the minimum required subscriptions of $2,000,000 from 47 investors on April 16, 2009, broke escrow and began its drilling operations.  As of April 30, 2009, the 2009(B) Partnership had received subscriptions of $11,527,110 from 286 investors, 284 of whom are investor general partners and 2 are limited partners.

Proposed Activities – Sale of Natural Gas and Oil Production – Natural Gas Contracts.  The following natural gas contracts have been extended as follows:

•
The natural gas produced from the Marcellus Shale primary area in western Pennsylvania will be sold primarily to UGI Energy Services, ConocoPhillips Company, Equitable Energy LLC, Dominion Field Services, Inc., Sequent Energy Management, L.P., Colonial Energy and NJR Energy Services pursuant to contracts which end primarily March 31, 2010.

•	The natural gas produced from the north central Tennessee primary area will be sold primarily to Atmos Energy pursuant to contracts which end March 31, 2011.

•	The natural gas produced from the New Albany Shale (Indiana) primary area will be sold primarily to Atmos Energy pursuant to contracts which end March 31, 2014.

The pricing and delivery arrangements with the majority of the natural gas purchasers described above are tied to the settlement of the New York Mercantile Exchange Commission (“NYMEX”) monthly futures contracts price, which is reported daily in the Wall Street Journal, and with an additional premium, which is referred to as the basis, paid because of the location of the natural gas in relation to the natural gas market.  The premium over quoted prices on the NYMEX received by the managing general partner and its affiliates for areas which include the Marcellus Shale and north central Tennessee primary areas has ranged between $0.54 to $0.84 per mcf, which includes both basis and btu adjustments, during the managing general partner’s past three fiscal years.  These figures are based on the overall weighted average that the managing general partner and its affiliates used in their annual reserve reports for their past three fiscal years, and do not include the New Albany Shale (Indiana) primary area since the managing general partner and its affiliates had not then sold any natural gas production from that area.  Generally, the purchase agreements may be suspended for force majeure, which includes an Act of God.

Proposed Activities – Sale of Natural Gas and Oil Production – Gathering of Natural Gas.  On March 31, 2009, Atlas Pipeline Partners, L.P. (“Atlas Pipeline Partners”) entered into a formation and exchange agreement (the “formation agreement”) with Williams Field Services Group, LLC and Williams Laurel Mountain, LLC (“Williams Laurel Mountain”), which are subsidiaries of The Williams Companies, Inc. (“Williams”), and Atlas Pipeline Partners’ subsidiaries, Atlas Pipeline Operating Partnership, L.P. (“Atlas Pipeline Operating”) and APL Laurel Mountain, LLC (“APL Laurel Mountain”).  Under the formation agreement, a joint venture to be known as Laurel Mountain Midstream, LLC (“Laurel Mountain Midstream”) will be formed to own and operate Atlas Pipeline Partners’ existing Appalachian Basin natural gas gathering system.  The closing of the transactions discussed below, which are described in the formation agreement, is subject to customary closing conditions.

Pursuant to the terms of the formation agreement:

(i)
Williams Laurel Mountain will contribute $102 million in cash to Laurel Mountain Midstream, issue a $25.5 million note to Laurel Mountain Midstream that will be guaranteed by Williams, and retain a 51% equity interest in Laurel Mountain Midstream; and

(ii)
APL Laurel Mountain will exchange the equity interests in Atlas Pipeline Partners’ Appalachian Basin operating subsidiaries with Laurel Mountain Midstream for up to approximately $90 million in cash and a 49% equity interest in Laurel Mountain Midstream, which includes preferred distribution rights entitling APL Laurel Mountain to receive all payments made under the Williams Laurel Mountain promissory note and, subject to a 3-year amortization schedule, to apply those payments to future capital contributions required to be made by it to Laurel Mountain Midstream.

As a condition of the formation agreement, Atlas Energy Resources, LLC (“ATN”), Atlas Energy Operating, Atlas America, LLC, and Atlas Noble, LLC, in addition to Atlas America, Inc., Resource Energy, LLC and Viking Resources, LLC, which are sometimes referred to below as the “Atlas entities,” will enter into the natural gas gathering agreements with Laurel Mountain Midstream discussed below.  See “Management – Organizational Diagram and Security Ownership of Beneficial Owners – Organizational Diagram” in the prospectus.  These natural gas gathering agreements will supersede the existing master natural gas gathering agreement and omnibus agreement, both dated February 2, 2000, between Atlas Pipeline Partners and Atlas America, Resource Energy and Viking Resources (the current “Atlas entities”), which are discussed in the prospectus.

Under the proposed natural gas gathering agreements, the Atlas entities and their affiliates, including the partnerships, will be required to dedicate their natural gas production in the Appalachian Basin to Laurel Mountain Midstream for transportation to interstate pipeline systems, local distribution companies, and/or end users in the area, subject to certain limited exceptions that may not apply to the partnerships.  In return, Laurel Mountain Midstream will be required to accept and transport the partnership’s dedicated natural gas in the Appalachian Basin subject to certain conditions.

Under the proposed gas gathering agreements, the Atlas entities will be required to pay a gathering fee to Laurel Mountain Midstream  that is the same as the gathering fee paid to Atlas Pipeline Partners, but with a minimum of $0.35 per mcf except for certain existing contracts with lower minimum gathering fees.  If a partnership pays a lesser competitive amount of gathering fees, which currently is 13% of the gross sales price as set forth in “Compensation – Gathering Fees” in the prospectus, for the natural gas it transports using Laurel Mountain Midstream’s gathering system, then the Atlas entities, and not the partnership, will have to pay the difference to Laurel Mountain Midstream.  This creates a conflict of interest between the Atlas entities and a partnership because the managing general partner has an economic incentive to increase the amount of gathering fees paid by the partnership so as to reduce the amount paid by the Atlas entities to Laurel Mountain Midstream, but any increase in a partnership’s gathering fees cannot exceed a competitive rate.  See “Conflicts of Interest – Conflicts Regarding Order of Pipeline Construction and Gathering Fees” in the prospectus.

Unlike the existing master gas gathering agreement discussed in the prospectus, which will be superseded by the proposed gas gathering agreements with Laurel Mountain Midstream, Atlas America, Inc. will not assume or guarantee the Atlas entities’ obligation under the proposed gas gathering agreements to pay the required gathering fees discussed above to Laurel Mountain Midstream.  Thus, the managing general partner has determined that either it or an affiliate must use its own funds to pay Laurel Mountain Midstream for any excess of the amount of gathering fees payable to Laurel Mountain Midstream under the proposed gas gathering agreements over the amount of the competitive gathering fee (which is currently 13% of the gross sale price) the managing general partner receives from the partnerships as discussed in “Compensation – Gathering Fees” in the prospectus.  However, as discussed above the managing general partner may increase the amount of the gathering fees to competitive rates.

To the extent that the Atlas entities and their affiliates, including the partnerships, own wells or propose wells that are within 2.500 feet of Laurel Mountain Midstream’s gathering system, such Atlas entities and their affiliates, including the partnerships, must at their own cost construct up to 2,500 feet of flowline as necessary to connect their wells to Laurel Mountain Midstream’s gathering system.  To the extent that the Atlas entities and their affiliates, including the partnerships, own wells or propose to drill wells that are more than 2,500 feet from Laurel Mountain Midstream’s gathering system, such Atlas entities and their affiliates, including the partnerships, and Laurel Mountain Midstream have various options to connect those wells to the gathering system.  If the Atlas entities and their affiliates, including the partnerships, construct a flow line to within 1,000 feet of Laurel Mountain Midstream’s gathering system, then Laurel Mountain Midstream must, at its own cost, extend its gathering system to connect to  such flowline.

Williams Laurel Mountain will manage the day-to-day operation of Laurel Mountain Midstream and its gathering systems which the managing general partner anticipates will transport a majority of the natural gas produced from each partnership’s wells, including wells drilled in the Marcellus Shale primary area.  In this regard, the only principal gathering system currently available to the partnerships with respect to the natural gas produced by the partnerships in the Marcellus Shale primary area will be Laurel Mountain Midstream’s gathering system.

Since the Williams transactions described above include placing the day-to-day management control of the gathering system with Williams Laurel Mountain, the Atlas entities will:

•	have less control over the volume of the partnerships’ natural gas that may be transported through Laurel Mountain Midstream’s gathering system;

•	no longer exclusively control the expansion of the gathering system or increasing capacity for transporting production from the partnerships’ Marcellus Shale wells; and

•
have the election to expand the gathering system at their expense, subject to certain conditions, if Laurel Mountain Midstream decides not to expand the gathering system to wells to be drilled by the Atlas entities, including wells to be drilled by the partnerships.

See “Risk Factors – Risks Related To The Partnerships’ Oil and Gas Operations – Adverse Events in Marketing a Partnership’s Natural Gas Could Reduce Partnership Distributions,” “Management – Organizational Diagram and Security Ownership of Beneficial Owners,” “Proposed Activities – Sale of Natural Gas and Oil Production – Gathering of Natural Gas,” and “Conflicts of Interest – Conflicts Regarding Order of Pipeline Construction and Gathering Fees” in the prospectus.

Management.  Atlas America, Inc. (NASDAQ: ATLS) (“Atlas America”) and Atlas Energy Resources, LLC (NYSE: ATN) (“Atlas Energy”) have executed a definitive merger agreement, pursuant to which a newly formed subsidiary of Atlas America will merge with and into Atlas Energy, with Atlas Energy surviving as a wholly owned subsidiary of Atlas America.  In the merger, each Class B common unit of Atlas Energy not currently held by Atlas America will be converted into 1.16 shares of Atlas America common stock, and Atlas America will be renamed “Atlas Energy, Inc.” The merger is subject to the approval of the Atlas America and Atlas Energy stockholders, and other customary closing conditions.  The primary purpose of the proposed merger is to provide additional financial resources to accelerate the expansion and development the Marcellus Shale primary drilling area.

Cautionary Note Regarding Forward-Looking Statements

This cumulative supplement contains forward-looking statements that involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Each of Atlas America and Atlas Energy cautions readers that any forward-looking information is not a guarantee of future performance. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger between Atlas America and Atlas Energy, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Risks, assumptions and uncertainties that could cause actual results to materially differ from the forward-looking statements include, but are not limited to, those associated with general economic and business conditions; changes in commodity price; inability to obtain capital needed for operations; the level of indebtedness; changes in government environmental policies; tax consequences of business transactions; and other risks, assumptions and uncertainties detailed from time to time in either companys’ reports filed with the SEC including each company’s report on Form 10-K for the year ended December 31, 2008. There can be no assurance that the transactions described in this cumulative supplement will be consummated. Forward-looking statements speak only as of the date hereof, and each company assumes no obligation to update such statements.

As discussed in “Management – Atlas Energy Resources, LLC (“ATN”), a Delaware Limited Liability Company” in the prospectus, R. Randle Scarborough, an ATN board member who had served since August 2008, passed away on January 29, 2009.  Additionally, Jessica K. Davis has been named as an independent director of ATN.  Biographical information on Ms. Davis is set forth below.

Jessica K. Davis is currently an attorney with the Drinker Biddle & Reath LLP law firm in Philadelphia, Pennsylvania since August 2005.  Prior to joining Drinker, Biddle & Reath LLP, Ms. Davis was a corporate litigation attorney with the Stroock & Stroock & Lavan LLP law firm in New York, New York from September 2002 to August 2005.

Federal Income Tax Consequences – Alternative Minimum Tax.  For tax years beginning in 2009 only, the alternative minimum tax exemption amounts for individuals under the American Recovery and Reinvestment Act of 2009 are the following amounts:

•	married individuals filing jointly and surviving spouses, $70,950, less 25% of alternative minimum taxable income (“AMTI”) exceeding $150,000 (zero exemption when AMTI is $433,800);

•	unmarried individuals other than surviving spouses, $46,700, less 25% of AMTI exceeding $112,500 (zero exemption when AMTI is $299,300); and

•
married individuals filing separately, $35,475, less 25% of AMTI exceeding $75,000 (zero exemption when AMTI is $216,900).  Also, AMTI of married individuals filing separately is increased by the lesser of $35,475 or 25% of the excess of AMTI (without regard to the exemption reduction) over $216,900.

See “Federal Income Tax Consequences – Alternative Minimum Tax” in the prospectus.

Absent future legislation from Congress, the exemption amounts for individuals for alternative minimum tax purposes in 2010 and subsequent years will be reduced substantially from those set forth above.